SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MARCH TRAFFIC FALLS 200,000 (-4%) TO 5.2M CUSTOMERS

LOAD FACTOR UP 1% - 81.7M CUSTOMERS CARRIED IN 12 MONTHS (+3%)

Ryanair, Europe's favourite low fares airline, today (3 Apr) released its March traffic statistics as follows:

. Traffic fell by 200,000 to 5.2m customers (down 4%)

. Load factor increased 1% to 80%.

. Annual traffic to March 2014 rose to a record 81.7m customers (up 3%).

	Mar 13	Mar 14	Change	Yr to Mar 14
Customers	5.4m	5.2m	-4%	81.7m (+3%)
Load Factor	79%	80%	+1%	83%

Ryanair's Robin Kiely said:
"Ryanair traffic fell by 200,000 to 5.2m customers in March as previously guided, due to the movement of Easter into April (from March last year). Ryanair's load factor increased by 1% as customers continue to enjoy our lowest fares, easier to use website and recent improvements in customer service including allocated seating and a free second small carry-on bag.

Forward bookings for the summer months continue to grow strongly as Ryanair continues to give our customers the lowest fares and a much improved customer experience."

ENDS
For further information
please contact:

                                       Robin Kiely                                                                         Joe Carmody
                                       Ryanair Ltd                                                                        Edelman Ireland
                                       Tel: +353-1-9451212                                                      Tel: +353-1-6789333
                                        press@ryanair.com                                                        ryanair@edelman.com

                        Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 April, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary